Exhibit 99.1

HUTCHMED Announces Strategy to Focus on Late-Stage Pipeline Regulatory Approvals

Reprioritization accelerating path to profitability

Evaluation of partnership opportunities for select late-stage assets

Hong Kong, Shanghai & Florham Park, NJ — Tuesday, November 15, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today provides a corporate and strategic update, following an in-depth evaluation of the business.

In response to the challenging market conditions currently affecting the global biopharmaceutical sector, HUTCHMED has taken a number of decisions aimed at accelerating HUTCHMED’s path to profitability and establishing a long-term sustainable business.

HUTCHMED is proactively making a strategic shift to focus on the most advanced assets from its internal developed pipeline, that are most likely to drive near-term value. Accordingly:

•	HUTCHMED will prioritize its late-stage and registrational studies, to focus on bringing these assets through regulatory approval in particular the global registration of fruquintinib.

•	Selected early-stage studies will not be prioritized for internal development, and others will be considered as candidates for out-licensing opportunities, enabling the company to focus resources on its later-stage assets. As some related clinical trials wind down, HUTCHMED remains committed to ethical practices and patient care will continue to be our top priority.

•	HUTCHMED will seek potential partnerships to commercialize its assets outside of China, to accelerate the availability of innovative medicines for patients globally.

HUTCHMED will provide updates in due course with detailed decisions regarding specific programs and progress to streamline the organization, redeploying key talent in support of registrational studies and regulatory submissions.

In light of this strategic shift in focus, Dr. Michael Shi, currently Executive Vice President, Head of Research and Development and Chief Medical Officer, China, will become responsible for clinical development globally. Under Dr. Shi’s leadership, HUTCHMED will remain highly focused on the regulatory submission and further development for fruquintinib, its lead international asset, following the successful multi-regional clinical trial results achieved in August 2022 from FRESCO-2, including its upcoming U.S. FDA New Drug Application filing. As part of this change in strategic focus, Dr. Marek Kania, Executive Vice President, Managing Director and Chief Medical Officer, International, will be transitioning out from his role with HUTCHMED.

Dr. Weiguo Su, Executive Director, Chief Executive Officer and Chief Scientific Officer of HUTCHMED, said:

“We believe that these prudent actions will ensure that we accelerate our path to profitability and therefore establish a sustainable business to support our future success. The challenging market conditions affecting biopharmaceutical companies across the globe require companies to be disciplined in their approach and, like many other companies, we have decided to make adjustments now to enable us to focus on the development of the products in our late-stage pipeline.

“On behalf of the Board and management team, I would like to recognize the contributions of everyone affected by our decisions and I remain grateful to our global team for their continued work towards HUTCHMED’s success. I would also like to thank Marek for his contribution to HUTCHMED, his role in establishing our presence internationally, and building a strong leadership team to accelerate the clinical development of several major programs.

“Our vision of becoming a global biopharmaceutical company remains unchanged, but we expect to fulfill this strategy by commercialization outside China primarily through partnerships. Regardless, we will continue to invest in global development to reach our goal of bringing innovative medicines to patients worldwide.”

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,900 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception HUTCHMED has been focused on bringing cancer drug candidates from in-house discovery to patients around the world,  with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the implementation and results of its corporate strategy and its ability to successfully enter into partnerships to commercialize its assets outside of China. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the potential benefits, safety and efficacy or progress of the drug candidates in HUTCHMED’s pipeline, the number and timing of advancement of drug candidates into clinical development, the plans of collaborative partners and the impact of those collaborations on product development activities and financial resources, the potential to gain approvals from regulatory authorities by HUTCHMED or its partners on an expedited basis or at all, the availability of sufficient funding to enable HUTCHMED to continue executing on its strategy and achieve profitability, the timing of these events, and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) | bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) | HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) | HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500